UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No___)

                             Pangea Petroleum Corp.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                   698410 10 7
                                 (CUSIP Number)

                                   Jason Lyons
                            Lyons Capital Group, LLC
                             7239 San Salvador Drive
                              Boca Raton, FL 33433
                                 (561) 445-9939
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 698410 10 7

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

Lyons Capital Group, LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) [ ]
(b) [ ]

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

New York

Number of       (5) Sole Voting Power: 24,900,000
Shares
Beneficially    (6) Shared Voting Power: 0
Owned by
Each            (7) Sole Dispositive Power: 24,900,000
Reporting
Person With     (8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

24,900,000 shares

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. [ ]

(11) Percent of Class Represented by Amount in Row 9.

16.6%

(12) Type of Reporting Person (See Instructions).

OO

Item 1.

(a) Name of Issuer.

Pangea Petroleum Corp.

(b) Address of Issuer's Principal Executive Offices.

5850 San Felipe, Suite 500, Houston, TX 77057

Item 2.

(a) Name of Person Filing.

Lyons Capital Group, LLC

(b) Address or Principal Business Office or, if none, Residence.

7239 San Salvador Drive, Boca Raton, FL 33433

(c) Citizenship or Place of Organization.

New York

(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

(e) CUSIP No.

698410 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act.

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

        (e) [ ] An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount Beneficially Owned: 24,900,000 shares of common stock, $0.001 par value per share. The 24,900,000 shares of common stock beneficially owned by the Reporting Person includes 16,600,000 shares of common stock and a warrant to purchase up to 8,300,000 shares of common stock at $0.02 per share until February 13, 2013.

     (b) Percent of class: 16.6%

     (c) Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote: 24,900,000 shares

              (ii) Shared power to vote or to direct the vote: 0

              (iii) Sole power to dispose or to direct the disposition of:
              24,900,000 shares

              (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

LYONS CAPITAL GROUP, LLC



By: /s/ JASON LYONS
    ---------------
Name: Jason Lyons
Title: Manager